Form 10-K, Exhibit 13
period 1996-06-01
MORRISON FRESH COOKING INC
filed 1996-08-29
CIK 1007783

MORRISON FRESH COOKING, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following discussion should be read in conjunction with the Financial Statements and related Notes found on pages 19 to 31.

RESULTS OF OPERATIONS

     On March 9, 1996, Morrison Restaurants Inc., a Delaware corporation ("Morrison"), distributed to its shareholders all of the issued and outstanding shares of common stock of the Company, which held the family dining assets and business of Morrison. As a result of the Distribution, Morrison shareholders received one share of Company common stock for every four shares of Morrison common stock held. The effective date of the Distribution for accounting purposes is March 3, 1996, the first day of the fiscal 1996 fourth quarter of the Company.

1996 Compared to 1995

      Net sales decreased $26.9 million, or 9.1%. This decrease was principally the result of 26 store closings and same store customer count declines. Partially offsetting these decreases was the addition of seven new stores and higher average tray prices over the prior year.

      Cost of merchandise decreased $3.5 million, or 4.5%, principally due to the reduction in stores and lower sales volume. However, early in fiscal year 1996, the menu was modified to offer additional higher-end products, resulting in a higher cost per meal.

      Payroll and related costs decreased $3.8 million, or 3.6%. The primary factors in this decrease were the reduction in stores, the implementation of a self-serve beverage counter, a kitchen labor reduction program and the use of an enhanced labor scheduling tool. Management and hourly wage rate increases partially offset this decrease.

      Other operating costs decreased $4.4 million, or 7.3%. The principal contributors to this decrease were reduction in stores, offset partially by the settlement of a four-year-old claim.

     Selling, general and administrative expenses decreased $2.8 million, or 13.6%. The majority of this decrease is associated with the reduction in advertising promotions conducted by the Company during the year. For fiscal year 1997, the Company intends to increase advertising expenditures by more than 40%.

     Depreciation and amortization decreased $0.2 million, or 1.9% and is related to the reduction in stores, offset by the addition of $14.7 million in capital expenditures.

     Net interest income decreased $0.4 million as a result of the reduction in available funds to invest stemming from lower sales volume.

     In the third quarter of fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to be Disposed Of". In the third quarter of fiscal 1996, the Company recorded a $13.8 million charge for loss on impairment of assets, $1.5 million of which was due to the adoption of FAS 121. $8.7 million of this charge related to assets to be disposed of, largely due to 15 quick service restaurants
(QSRs) and seven traditional cafeterias that were closed in fiscal 1996, and the remaining $5.1 million related to a write-down of impaired assets that will continue to be carried in operations. See Note 9 of the Financial Statements for more information on this charge.

        The Company also recorded an $8.3 million restructure charge in the third quarter of fiscal 1996. This restructure charge is largely composed of $6.1 million for costs to be incurred to settle lease obligations for the 15 quick service restaurants and seven cafeterias that were closed. The remaining $2.2 million of the charge relates to various asset write-offs and professional fees associated with the Distribution. See Note 11 of the Financial Statements for more information on this charge.

       The effective income tax rate (benefit) decreased to (36.5%) in 1996 from 40.5% in 1995. This decrease is due to the nondeductibility of a portion of the professional fees associated with the restructuring, which results in a lower tax benefit from the pre-tax loss.

Effects of Distribution on Results of Operations

      Management believes that the Distribution will have an impact on the results of operations due to added separate company costs that will be incurred by the Company. The effect of the Distribution on the results of operations of the Company for the fiscal years ended June 1, 1996, June 3, 1995 and June 4, 1994, are presented in the Unaudited Pro Forma Financial Information in Note 10 of the Financial Statements. Such pro forma financial information is presented as if the Distribution had been effected as of the dates indicated.

1995 Compared to 1994

     Net sales increased $2.1 million, or 0.7%. This increase in sales was largely attributable to a 3% menu price increase which led to a 2.9% same store tray average increase. However, same store sales decreased 1.1% in fiscal 1995 due to a 4.1% decline in customers. During fiscal year 1995, the Company opened 14 new family dining units consisting of three small cafeterias, ten mall food-court QSRs, and one Snapp's restaurant. The Company also closed two cafeterias and four Snapp's restaurants. A modernization program was implemented for existing cafeterias in order to improve their appeal to a larger customer base and increase the efficiency and customer-friendliness of the cafeteria service lines.

     Cost of merchandise decreased $0.6 million, or 0.7%. This decrease was due to the 3% menu price increase and the success of food cost control programs implemented during the year. These decreases were offset partially by nominal inflationary pressures on product costs.

     Payroll and related costs decreased $6.2 million, or 5.6%. This decrease was the result of savings attendant to changes in employee benefit plans and positive workers' compensation claims experience.

      Other operating costs increased $2.1 million, or 3.6% due to increased expenses associated with new unit openings.

     Selling, general and administrative expenses increased $4.6 million, or 29.0% due to increased promotional advertising in local markets to promote the competitive pricing of the traditional cafeterias and the inherent value of its bundled-meal program. General and administrative expenses also increased due to the addition of operations support personnel.

     Depreciation and amortization decreased $0.2 million, or 2.2%. This decrease was due to a number of existing unit assets becoming fully depreciated.

      Net interest income remained relatively flat during fiscal year 1995 compared to fiscal year 1994.

     The effective income tax rate increased to 40.5% in 1995 from 39.7% in 1994 due to a decline in Targeted Jobs Tax Credit associated with that program's expiration on December 31, 1994.


LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

      Cash flow from operations and advances from Morrison Restaurants Inc. have historically financed the Company's capital investments. There were no incremental borrowings under the Company's line of credit as of June 1, 1996. See the Statements of Cash Flows on page 22 for more information.

Capital Expenditures

      Property and equipment expenditures for fiscal 1996 were $14.7 million, 24.1% lower than the prior year. During 1996, seven cafeteria style units (five small cafeterias and two QSRs) were opened. Capital expenditures for fiscal 1997 are expected to be $17.9 million. Expected openings for fiscal year 1997 include seven small cafeterias. The Company anticipates that capital expansion will be funded primarily by operations supplemented by incremental borrowings from its line of credit when necessary. See "Special Note Regarding Forward-Looking Information".

Borrowings and Credit Facilities

      The Company had a committed line of credit totaling $15.0 million at June 1, 1996, which was unused as of the fiscal year end. This line of credit facility provides for certain restrictions on the number of days the facility is to remain unused as well as certain net worth and fixed charge coverage requirements. The Company anticipates borrowings on its line of credit of approximately $7.0 million in fiscal year 1997. See "Special Note Regarding Forward-Looking Information".

Working Capital Deficit

      Working capital deficit and the current ratio as of June 1, 1996, were $(13.8) million and 0.5:1, respectively. The Company typically carries current liabilities in excess of current assets because the restaurant business receives substantially immediate payment for sales, i.e., carries nominal receivables, while inventories and other current liabilities normally carry longer payment terms. The seasonal variation in net working capital is not material.

Dividends

      Cash dividends paid to stockholders during 1996 equaled $0.8 million ($0.09 per share). Management does not anticipate a change in this policy and expects $3.2 million in total dividend payments in fiscal 1997.

Deferred Tax Assets

      The recognition of deferred tax assets depends on the anticipated existence of taxable income in future periods in amounts sufficient to realize the assets. Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes", specifies that deferred tax assets are to be reduced if it is believed more likely than not that some or all of the deferred tax assets will not be realized. Management believes that future taxable income should be sufficient to realize all of the Company's deferred tax assets based on the historical earnings of the Company; therefore, a valuation allowance has not been established.

Effects of Distribution on Financial Condition

      The Company has historically generated sufficient operating cash flows to fund its operations and substantially all of its capital expansion. As such, Management does not anticipate that the Distribution will have a material impact on the Company's financial condition.




KNOWN EVENTS, UNCERTAINTIES AND TRENDS

Impact of Inflation

     In the past, the Company has been able to recover inflationary cost increases through increased menu prices. There have been, and there may be in the future, delays in implementing such menu price increases and competitive pressures may limit the Company's ability to recover such cost increases in their entirety. At present, Congress is pursuing a minimum wage price increase which may negatively impact the Company's payroll costs in the short-term, but which Management feels can be negated in the long-term through increased efficiencies in its operations and possible jobs credit programs also being pursued by Congress. Historically, the effects of inflation on the Company's net income have not been materially adverse.

Management's Outlook

     The Company is dedicated to increasing the amount and effectiveness of its advertising through various new and alternative vehicles in fiscal 1997 in order to expand its customer base and create greater top-of-mind awareness. Management expects that through this increased advertising, it can reverse the declining customer counts experienced in fiscal 1996.
      The Company is also developing and refining its small cafeteria prototype unit, which has been successful in various markets to date, to propel its growth in future years. Management believes that this new vehicle will allow the Company to penetrate new and smaller markets and geographic regions with a smaller investment. In addition, the Company will continue to strengthen its restaurant management and target its various short-term and long-term incentive programs toward providing superior customer satisfaction and producing outstanding business results.

Special Note Regarding Forward-Looking Information

     The foregoing section contains various "forward-looking statements" which represent the Company's expectations or beliefs concerning future events, including the following: statements regarding unit growth, future capital expenditures and future borrowings. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements including, without limitation, the following: consumer spending trends and habits; mall-traffic trends; increased competition in the restaurant market; weather conditions in the regions in which the Company operates restaurants; consumers' acceptance of the Company's development concepts; and laws and regulations affecting labor and employee benefit costs.

SUMMARY OF OPERATIONS
MORRISON FRESH COOKING, INC.
(In thousands except per-share data)

                                         For the Fiscal Year Ended
                              June 1,   June 3,   June 4,   June 5,   June 6,
                               1996      1995      1994      1993      1992

Net Sales                 $ 267,638 $ 294,587 $ 292,493 $ 291,032 $ 304,448

Income (Loss) Before Income Taxes
and Cumulative Effect of Accounting
Changes                   $ (15,588)$ 19,108  $  16,724 $  13,110 $  10,513
Provision for (Benefit from)
Income Taxes                 (5,694)   7,734      6,646     4,898     3,932
Income (Loss) Before Cumulative
Effect of Accounting Changes (9,894)  11,374     10,078     8,212     6,581

Cumulative Effect of Accounting
Changes, net:
    Postretirement Benefits                                (1,921)
    Income Taxes                                            1,409
Net Income (Loss)        $  (9,894)$  11,374  $  10,078  $  7,700 $   6,581

Earnings (Loss) Per Common and
Common Equivalent Share  $   (1.10)$    1.27  $    1.08  $   0.81 $    0.70
Weighted Average Common and
Common Equivalent Shares     8,954     8,981      9,342     9,520     9,359


All  fiscal  years  are composed of 52 weeks except 1992  which  contains  53 weeks.

Other Financial Data:
Total Assets               $  82,440$  90,122 $  77,461 $  82,077 $  91,184
  Long-Term Capital Leases $     775$     848 $     931 $   1,008 $   1,111
  Stockholders' Equity     $  39,844$  47,465 $  29,303 $  32,623 $  48,200
  Working Capital Deficit  $ (13,754)$(14,916)$ (20,667)$ (18,131)$ (10,393)
  Current Ratio               0.5:1     0.4:1     0.4:1     0.5:1     0.7:1
Cash Dividends Per Common
Share                      $    0.09 $   0.00 $     0.00 $    0.00 $   0.00


MORRISON FRESH COOKING, INC.
STATEMENTS OF OPERATIONS
(In thousands except per-share data)


                                               For the Fiscal Year Ended
                                               June 1,   June 3,  June 4,
                                                 1996     1995     1994

Net Sales                                      $267,638  $294,587 $292,493

Operating Costs and Expenses:
  Cost of merchandise                            75,458    78,987   79,543
  Payroll and related costs                     101,718   105,472  111,702
  Other operating costs                          56,184    60,618   58,490
  Selling, general and administrative            17,658    20,426   15,837
  Depreciation and amortization                  10,078    10,277   10,504
  Interest expense (income), net                     51      (301)    (307)
  Loss on impairment of assets                   13,789         0        0
  Restructure costs.                              8,290         0        0

                                                283,226   275,479  275,769

Income (Loss) Before  Provision
for Income Taxes                                (15,588)   19,108   16,724

Provision for (Benefit from) Income Taxes       ( 5,694)    7,734    6,646


Net  Income  (Loss)......................     $(  9,894)$  11,374 $ 10,078


Earnings  (Loss) Per Common and
Common Equivalent Share                       $   (1.10)$   1.27  $   1.08

Weighted  Average Common and Common
Equivalent Shares                                 8,954    8,981     9,342


The accompanying notes are an integral part of the financial statements.


MORRISON FRESH COOKING, INC.
BALANCE SHEETS
(In thousands)
                                                For the Fiscal Year Ended
                                                     June 1,     June 3,
                                                      1996        1995

ASSETS
CURRENT ASSETS:
    Cash   and  short-term  investments             $  1,561   $ 1,632
Receivables:
     Trade                                               412       434
     Other                                             1,495     1,119
   Inventories:
     Merchandise                                       1,335     1,518
     China, silver and supplies                        1,081     1,717
  Prepaid expenses                                     1,791     2,727
  Deferred income tax benefits - current               5,605     2,304
       Total Current Assets                           13,280    11,451
PROPERTY AND EQUIPMENT - at cost:
  Land                                                 6,436     6,636
  Buildings                                           18,762    20,273
  Improvements                                        57,186    73,011
  Restaurant equipment                                53,143    74,081
  Other equipment                                     13,232    16,153
  Construction in progress                             6,183     8,959
                                                     154,942   199,113
  Less accumulated depreciation and amortization     (95,828) (129,714)
                                                      59,114    69,399
Deferred income tax benefits                           2,226     2,039
Other assets                                           7,820     7,233

  TOTAL ASSETS                                      $ 82,440  $ 90,122

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                  $  9,579  $  9,581
  Accrued liabilities:
     Taxes, excluding income taxes                     2,983     3,181
     Payroll and related costs                         4,082     4,522
     Insurance                                         5,829     4,889
     Rent and other                                    4,484     4,111
  Current portion of capital lease obligations            77        83
       Total Current Liabilities                      27,034    26,367
  Capital lease obligations                              775       848
  Employee benefit obligations                         8,620    10,756
  Other deferred liabilities                           6,167     4,686
STOCKHOLDERS' EQUITY:
   Common stock, $0.01 par value (100,000 shares
     authorized; 9,049 shares issued)                     90
    Capital   in   excess   of   par   value          40,279    47,465
Accumulated deficit                                      (70)
  Treasury stock                                        (455)
         Total Stockholders' Equity                   39,844    47,465

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $ 82,440  $ 90,122


The accompanying notes are an integral part of the financial statements.


STATEMENTS OF CASH FLOWS
MORRISON FRESH COOKING, INC.
(In thousands)
                                               For  the  Fiscal  Year Ended
                                           June  1,     June  3,   June 4,
                                            1996         1995       1994

Operating Activities:
Net Income (Loss)..................      $ (9,894)    $ 11,374     $10,078
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
Depreciation  and  amortization............ 10,078      10,277      10,504
Deferred  income  taxes.....................(5,694)      1,624        (171)
Loss  on  disposition  and write-down of
  assets                                    13,789         605       1,333
Changes in operating assets and liabilities:
(Increase)  in  receivables.................. (354)       (450)        (60)
(Increase)/decrease  in  inventories.........  819        (456)        199
(Increase)/decrease in prepaid and
  other  assets............................  2,555        (311)        878
Increase/(decrease) in accounts payable,
  accrued  and  other  liabilities.........     18      (5,764)     (1,890)

Net Cash Provided by Operating Activities...11,317       16,899     20,871

Investing Activities:
Purchases  of  property  and equipment.... (14,742)     (19,422)   (10,957)
Proceeds  from  disposal  of  assets.........1,160          154         64
Other,   net..................................   0       (4,110)      (312)

Ne  Cash Used by Investing Activities......(13,582)     (23,378)   (11,205)

Financing Activities:
Principal  payments  on capital leases........ (79)         (75)      (106)
Net transfers (to) from Morrison
  Restaurants Inc                            1,747        6,788    (13,398)
Proceeds  from  issuance  of stock...........1,317            0          0
Dividends  paid...............................(791)           0          0

Net Cash Provided(Used) by Financing
  Activities                                 2,194        6,713    (13,504)

Increase/(decrease) in cash and short-term
    Investments................................(71)         234     (3,838)
Cash and short-term investments at the beginning
    of  the  year............................1,632        1,398      5,236
Cash and short-term investments at the end of
   the year...............................$  1,561     $  1,632     $1,398

Supplemental Disclosure of Cash Flow Information
  Cash Paid for:
     Interest (net of amount capitalized) $     45     $     82    $     0
     Income taxes, net....................$      0     $  8,901    $ 6,882


The accompanying notes are an integral part of the financial statements.


MORRISON FRESH COOKING, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands except per-share)

                            Capital in                             Total
        Common Stock Issued Excess of Accumulated Treasury Stock*  Stockholders'
        Shares     Amount   Par Value Deficit     Shares  Amount   Equity

Balance, June 5, 1993       $ 32,623                               $ 32,623
Net Income                    10,078                                 10,078
Net transfers to MRI         (13,398)                               (13,398)

Balance, June 4, 1994         29,303                                 29,303
Net Income                    11,374                                 11,374
Net transfers from MRI         6,788                                  6,788

Balance, June 3, 1995         47,465                                 47,465
Net Income(Loss)
as of March 2, 1996          (10,615)                               (10,615)
Post-distribution Net Income            721                             721
Net transfers from MRI         1,747                                  1,747
Shares issued pursuant to the
Distribution 8,839    88         367                48    (455)           0
Shares issued under stock bonus and
stock option
plans          210     2       1,315                                  1,317
Cash Dividends of $.09
per common share                       (791)                           (791)

Balance,
June 1, 1996 9,049 $  90   $  40,279 $  (70)        48   $(455)    $ 39,844



The accompanying notes are an integral part of the financial statements.

* Treasury shares are held exclusively in a rabbi trust for the Morrison Fresh Cooking, Inc. Deferred Compensation Plan.
MORRISON FRESH COOKING, INC.
NOTES TO FINANCIAL STATEMENTS

June 1, 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

      The operations of Morrison Fresh Cooking, Inc., a Georgia corporation (the Company) consist of 155 family style restaurants in the southeastern and mid-Atlantic regions of the United States, with the largest number in Florida, Georgia, Virginia, Alabama and Mississippi. The Company's restaurants provide cafeteria-style service and are located in shopping and business developments as well as residential areas. The restaurants are generally open for lunch and dinner service, seven days a week. All restaurants are Company-owned.

Basis of Presentation

     On March 9, 1996, Morrison Restaurants Inc. distributed to its shareholders all of the issued and outstanding shares of common stock of the Company, which held the family dining assets and business of Morrison. For financial reporting purposes, the Distribution is assumed to have become effective on March 3, 1996, the first day of the fourth quarter of fiscal year 1996. The accompanying financial statements have been prepared as if Morrison's family dining business had operated as a stand-alone entity for all periods presented. Such statements include the assets, liabilities, revenues and expenses that are directly related to the Company's operations. For periods prior to the spin-off, they also include an allocation of certain assets, liabilities and general corporate expenses of Morrison, such as executive payroll, legal, data processing and interest, which are related to the Company. Amounts were allocated using a specific identification method where appropriate and on a pro rata basis otherwise. Management believes the allocation methods used are reasonable.

Use of Estimates in Financial Statements

      Judgement and estimation are exercised by Management in certain areas of the preparation of financial statements. Some of the more significant areas include reserves for self insurance of worker's compensation, general liability and medical benefits; as well as the estimates of impairment losses, restructuring expenses and the related reserve for unit closings. Management believes that such estimates have been based on reasonable assumptions and that provisions and reserves based on such estimates are adequate. Actual results could differ from those estimates.

Fiscal Year
     The Company's fiscal year ends on the first Saturday after May 30. The fiscal years ended June 1, 1996, June 3, 1995 and June 4, 1994, were composed of 52 weeks.

Fair Value of Financial Instruments

      The  Company's financial instruments at June 1, 1996 and June 3,  1995 consisted of cash and short-term investments and receivables. The fair value of these financial instruments approximated the carrying amounts reported in the balance sheets. The Company considers short-term marketable securities with a maturity of three months or less when purchased to be short-term investments.

Inventories

     Inventories consist of food supplies and china and silver, and are stated at the lower of cost (first in, first out) or market.

Property and Equipment and Depreciation

     Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets or, for capital lease property, over the term of the lease, if shorter. Annual rates of depreciation range from 3% to 5% for buildings and from 8% to 34% for restaurant and other equipment.
     During March, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". FAS 121 requires that, beginning in fiscal years starting after December 15, 1995, long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed of are generally to be reported at the lower of carrying amount or fair value, less cost to sell. In association with the Company's adoption of FAS 121 in fiscal year 1996, a charge of $13.8 million was recorded for the impairment of assets. Included in this $13.8 million charge is $1.5 million representing the difference between the fair value of assets and their net realizable value, and is the net effect of the adoption of FAS 121 . In prior years, the Company recognized asset impairment upon the decision to close a unit. See Note 9 "Loss on Impairment of Assets" for further information.

Income Taxes

     Deferred income taxes are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. For periods prior to the spin-off reflected in the accompanying statements of operations, the income tax expense reflected includes the Company's allocated share of Morrison's tax expense. The allocated income tax expense approximates the tax expense of the Company on a stand-alone basis.




Pre-Opening Expenses

     Salaries, personnel training costs and other expenses of opening new facilities are charged to expense as incurred.

Earnings Per Share

     Earnings per share are based on the weighted average number of shares outstanding during the year and are adjusted for the assumed exercise of options, after the assumed repurchase of shares with the related proceeds and after the adjustment for any stock splits and stock dividends through June 1, 1996.

     For fiscal year 1996, shares issued on the March 9, 1996, Distribution date were assumed to have been issued for the entire year. For years prior to June 1, 1996, the number of shares used in computing earnings per share is based on the average number of Morrison Restaurants Inc. common shares outstanding during the applicable fiscal year, adjusted for the 1-for-4 distribution ratio.

Stockholders' Equity

     The Company's Certificate of Incorporation provides that authorized capital stock will consist of 100,000,000 shares of common stock at $0.01 par value and 250,000 shares of preferred stock at $0.01 par value. As a result of the Distribution, one share of Company common stock was issued for every four shares of Morrison common stock outstanding. No shares of preferred stock are issued or outstanding.

Stock-Based Employee Compensation Plans

     During October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation". FAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. FAS 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument. FAS 123 allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25 "Accounting for Stock Issued to Employees". The Company intends to continue to measure compensation cost following the principles of APB Opinion No. 25; therefore, beginning in fiscal 1997, the Company will be required to present pro forma disclosures of net income and earnings per share as if the fair value based method had been applied.

Insurance Programs

      The Company is generally self-insured for costs related to workers' compensation, health and welfare claims, business interruption resulting from certain events, and comprehensive general, product and vehicle liability. Losses are accrued using actuarial assumptions followed in the insurance industry, adjusted for company-specific history and expectations. The Company uses commercial insurance as a risk reduction strategy to minimize catastrophic losses.


2. LEASES

      Various operations of the Company are conducted in leased premises. Initial lease terms expire at various dates over the next 20 years and may provide for escalation of rent during the lease term. Most of these leases provide for additional contingent rents based upon sales volume and contain options to renew (at adjusted rentals for some leases).
       Assets recorded under capital leases (included in Property and Equipment in the accompanying balance sheets) are as follows:

                                                    (In thousands)
                                                    June 1,  June 3,
                                                     1996     1995
Buildings..................................       $ 1,542  $ 1,542
Other equipment............................             4        4
                                                    1,546    1,546

Less accumulated amortization..............        (1,121)  (1,062)
                                                  $   425  $   484

     At June 1, 1996, the future minimum lease payments under capital leases and operating leases for the next five years and in the aggregate are as follows:

                                                (In thousands)
                                             Capital    Operating
                                              Leases      Leases
1997....................                    $    18      $11,100
1998....................                         185      10,355
1999....................                         185       9,325
2000....................                         185       8,332
2001....................                         174       7,088
Subsequent years........                         538      21,625

Total minimum lease payments........           1,452    $ 67,825

Less amount representing interest...            (600)

Present value of minimum lease payments
  under capital leases (including current
  maturities of $77)................         $   852



Rental expense pursuant to operating leases is summarized as follows:

                                               (In thousands)
                                          June 1,  June 3,  June 4,
                                           1996     1995     1994
Minimum rent............                $11,896  $12,173  $11,823
Contingent rent.........                  5,133    3,913    4,390
                                        $17,029  $16,086  $16,213

3. INCOME TAXES

The components of income tax expense (benefit) are as follows:

                                            (In thousands)
                                     June 1,    June 3,   June 4,
                                      1996       1995       1994
Current:
  Federal..........................$     0     $ 5,047  $ 5,665
  State............................      0       1,063    1,152
                                         0       6,110    6,817
Deferred:
  Federal..........................(4,689)       1,445     (139)
  State........................... (1,005)         179      (32)
                                   (5,694)       1,624     (171)

                                  $(5,694)      $7,734   $ 6,646

Deferred tax assets and liabilities are comprised of the following:

                                    (In thousands)
                                  June 1,    June 3,
                                   1996       1995

Deferred Tax Assets
  Employee benefits            $ 3,808          $ 4,173
  Insurance reserves             3,052            3,360
  Unit closing reserve           2,155              988
  Net operating loss             2,234                0
  Other                          1,938              833
    Total deferred tax assets   13,187            9,354

Deferred Tax Liabilities
  Depreciation                   1,423            2,460
  Retirement plans                 827            1,410
  Prepaid deductions               226              701
  Restructuring                    765                0
  Intangibles and other          2,115              440
Total deferred tax liabilities   5,356            5,011

Net deferred tax asset         $ 7,831          $ 4,343

      FAS 109, specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes that future taxable income should be sufficient to realize all of the Company's deferred tax assets based on historical earnings of the Company; therefore, a valuation allowance has not been established.





      A reconciliation from the statutory Federal income tax expense (benefit) to the reported income tax expense (benefit) is as follows:

                                          (In thousands)
                                   June 1,    June 3,   June 4,
                                    1996       1995      1994

Statutory Federal income tax
(benefit)                        $(5,456)  $ 6,688    $ 5,853
State income taxes net of
 Federal income tax benefit         (653)      807        728
Tax credits                          (20)     (346)      (174)
Other, net                           435       585        239

                                 $(5,694)  $ 7,734    $ 6,646



      The effective income tax rate (benefit) was (36.5%), 40.5%, and 39.7% in 1996, 1995, and 1994, respectively.

      In connection with the Distribution, the Company entered into a tax allocation agreement with Morrison Health Care, Inc., which was also spun-off to the shareholders of Morrison and Ruby Tuesday, Inc., successor to Morrison. This agreement provides that the Company pay its share of Ruby Tuesday, Inc.'s (as successor to Morrison) consolidated tax liability for the tax years that the Company was included in Morrison's consolidated federal income tax return. The agreement also provides for sharing, where appropriate, of state, local and foreign taxes attributable to periods prior to the Distribution Date.

4.   EMPLOYEE BENEFIT PLANS

     Subsequent to, and as part of the Distribution, the Company established the following employee benefit plans, which generally mirror those plans of Morrison Restaurants Inc. in which the Company's employees had been participating until the Distribution.

     Salary Deferral Plan - Under the Morrison Fresh Cooking, Inc. Salary Deferral Plan each eligible employee may elect to make pre-tax contributions to a trust fund in amounts ranging from 2% to 10% of their annual earnings. Employees contributing a pre-tax contribution of at least 2% may elect to make after-tax contributions not in excess of 10% of annual earnings. The Company contribution to the Plan is based on the employee's pre-tax contribu tion and years of service. After three years of service (including service with Morrison) the Company contributes 20% of the employee's pre-tax contribution, 30% after ten years of service and 40% after 20 years of service. Normally, the full amount of each participant's interest in the trust fund is paid upon termination of employment. However, the Plan allows participants to make early withdrawals of pre-tax and after-tax contributions, subject to certain restrictions. The Company's contributions and allocated contributions to the trust fund approximated $308,000, $303,000, and $296,000 for 1996, 1995, and 1994, respectively.

      Deferred Compensation Plan - The Company maintains the Morrison Fresh Cooking, Inc. Deferred Compensation Plan for certain selected employees. The provisions of this Plan are similar to those of the Salary Deferral Plan. The Company's contributions under the Plan approximated $119,000, $102,000, and $109,000 for 1996, 1995, and 1994, respectively. Company assets earmarked to pay benefits under the Plan are held by a rabbi trust. Under current accounting rules, assets of a rabbi trust must be accounted for as if they are assets of the Company; therefore, all earnings and expenses are recorded in the Company's financial statements. The net of the rabbi trust's earnings and losses is recorded as additional liability to the participants and is considered to be interest expense to the Company. The Company recorded $11,000 interest expense for this Plan in 1996. Assets in the rabbi trust approximated $4,610,000 and include $455,000 of Company common stock which is accounted for as treasury stock at June 1, 1996.

       Retirement Plan - Effective December 31, 1987, the Morrison Restaurants Inc. Retirement Plan was amended so that no additional benefits will accrue and no new participants may enter the Plan after that date. The Company is a co-sponsor of the Plan along with Ruby Tuesday, Inc. and Morrison Health Care, Inc. Participants will receive benefits based upon salary and length of service. No contribution was made by the Company in 1996. Net pension expense of $87,000 was recorded by the Company in 1996, and pension income of $65,000 and $56,000 was recorded in 1995 and 1994, respectively. The Plan's assets include common stock, fixed income securities, short-term investments and cash. The Company will continue to share in future expenses of the Plan, and will make contributions to the Plan as necessary, on behalf of its employees.

     Executive Supplemental Pension Plan - Under the Morrison Fresh Cooking, Inc. Executive Supplemental Pension Plan, employees with an average compensation of at least $120,000 and who have completed five years (including service with Morrison) in a qualifying position become eligible to earn supplemental retirement income based upon salary and length of service (including service with Morrison) reduced by social security benefits and amounts otherwise receivable under the Retirement Plan.

      Management Retirement Plan - Under the Morrison Fresh Cooking, Inc. Management Retirement Plan, individuals who have 15 years of credited service (including service with Morrison) and whose average annual compensation equaled or exceeds $40,000, become participants. Participants will receive benefits based upon salary and length of service (including service with Morrison) reduced by social security benefits and benefits payable under the Retirement Plan and Executive Supplemental Pension Plan.

      To provide a source for the payment of benefits under the Executive Supplemental Pension Plan and the Management Retirement Plan, the Company owns whole-life insurance contracts on some of the participants. The cash value of these policies net of policy loans is $605,390 at June 1, 1996. The Company has established a rabbi trust to hold the policies and death benefits as they are received. Expenses recorded for the Executive Supplemental Pension Plan and the Management Retirement Plan were $512,000, $508,000 and $400,000 for 1996, 1995, and 1994, respectively.

     The following table details the allocation of the components of pension expense, as well as a comparison of assets to obligations and amounts recognized in the Company's financial statements for the Management Retirement Plan, the Executive Supplemental Pension Plan, and the Retirement Plan.

























(In thousands)
                Assets Exceed (Less Than)    Accumulated Benefits Exceed Assets-
                Accumulated Benefits-       Executive Supplemental Pension Plan
                Retirement Plan              and Management Retirement Plan
                  June 1,  June 3,  June 4,    June 1,  June 3,  June 4,
                   1996     1995     1994       1996     1995     1994

Components of pension expense (income):
Service cost  $           $          $        $    56     $    66    $     58
Interest cost     660         820        825      312         250         202
Actual return on
 plan assets   (1,556)       (263)    (1,228)
Amortization and
 deferral         983        (622)       347      144         111         140
Other                                                          81
             $     87    $    (65)   $   (56)   $ 512      $  508    $    400

Plan assets at
fair value   $  8,903    $  10,066   $11,728    $   0      $    0    $      0
Actuarial present value of
  projected benefit obligations:
  Accumulated benefit obligations:
Vested          8,764        9,846    11,463    2,040       3,108       1,713
Nonvested                                           0           7         491
Provision for future salary
increases                                         852         799       1,242
Total projected benefit
obligations     8,764        9,846    11,463    2,892       3,914       3,446

Excess (deficit) of plan assets projected
benefit
obligations       139          220       265   (2,892)     (3,914)     (3,446)
Unrecognized net loss
(gain)          1,200        1,960     1,765       81        (239)        131
Unrecognized prior service
cost                                      12      450         602         173
Unrecognized net transition
obligation        769        1,077     1,238      710         899       1,059
Additional minimum liability                     (445)       (524)       (281)
Prepaid (accrued) pension
cost.        $  2,108     $  3,257  $  3,280$  (2,096)    $(3,176)   $ (2,364)

The weighted-average discount rate for all three plans is 7.75%, 8.5%, and 7.5% for 1996, 1995, and 1994, respectively. The rate of increase in compensation levels for the Executive Supplemental Pension Plan and Management Retirement Plan is 4% for 1996 and 1995 and 5% for 1994. The expected long-term rate of return on Plan assets for the Retirement Plan is 10% for all three years.
5.   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

      The Company provides healthcare benefits to substantially all retired employees and life insurance benefits to certain retirees. Benefits are funded as medical claims and life insurance premiums are incurred. Retirees become eligible for retirement benefits if they have met certain service and minimum age requirements at date of retirement. The Company accrues expenses related to postretirement healthcare and life insurance benefits during the years an employee provides services. The total postretirement benefit costs for 1996, 1995, and 1994 were $272,000, $424,000, and $394,000, respectively.

      The actuarial present value of accumulated postretirement benefit obligations and the amounts recognized in the Company's balance sheets are as follows:

                                                       (In thousands)
                                                       June 1, June 3,
                                                        1996    1995
Retirees                                              $2,035   $3,116
Fully eligible active plan participants                  444      492
Other active plan participants                           261      333

Accumulated postretirement benefit obligation          2,740    3,941
Unrecognized net loss                                   (848)    (896)
Unrecognized prior service cost                          284

Accrued postretirement benefit cost                   $2,176   $3,045


     The postretirement benefit cost is as follows:

                                                          (In thousands)
                                                      June 1,  June 3, June 4,
                                                       1996     1995    1994
Service cost                                          $   9    $  22   $  27
Interest cost                                           223      307     273
Amortization of unrecognized net loss                    40       95      94

Postretirement benefit cost                          $ 272    $ 424   $ 394

The assumed healthcare cost trend rate used in measuring the accumulated postretirement benefit obligation was 0% because at the time of the adoption of FAS 106, the Company amended its plans to fix current and future contribution levels at the rates in place at that time. Increases in health care cost due to factors such as inflation, changes in health care utilization or delivery patterns, technological advances, and changes in the health status of plan participants will be borne by the participants. Measurement of the accumulated postretirement benefit obligation was based on an assumed 7.75% discount rate for fiscal 1996, 8.5% for fiscal 1995 and 7.5% for fiscal 1994.


6.  EMPLOYEE INCENTIVE PLANS

     The Company has adopted equity-based compensation plans similar to those maintained by Morrison prior to the distribution.

The Morrison Fresh Cooking, Inc. 1996 Stock Incentive Plan

     In March, 1996, the shareholders of Morrison and the Company approved the Morrison Fresh Cooking, Inc. 1996 Stock Incentive Plan. A Committee, appointed by the Board, administers the Plan on behalf of the Company and has complete discretion to determine participants and the terms and provisions of stock incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. The Company issued 55,076 shares under the Plan during 1996. At June 1, 1996, the Company had reserved 445,000 shares of common stock for this Plan.

The Morrison Fresh Cooking, Inc. Stock Incentive and Deferred Compensation Plan for Directors

     In March, 1996, the shareholders of Morrison and the Company approved the Morrison Fresh Cooking, Inc. Stock Incentive and Deferred Compensation Plan for Directors. The Plan provides that the directors must use 60% of their retainer to purchase shares of the Company if they did not attain a certain specified level of ownership of Company stock. Each director purchasing stock receives an additional number of shares equal to 15% of the shares purchased and three times the total shares in options which become exercisable after six months and have a term of five years from the grant date. All options awarded under the Plan have been at the prevailing market value at the time of issue or grant. A Committee, appointed by the
Board, administers the Plan on behalf of the Company. During 1996, 888 shares were issued under the Plan. A one-time restricted stock award totaling 5,000 shares was made in fiscal 1996 to one non-management director who was elected after March 2, 1996. At June 1, 1996, the Company had 99,000 shares of common stock reserved for this Plan.

The Morrison Fresh Cooking, Inc. 1996 Non-Executive Stock Incentive Plan

     In March, 1996, the Board of Directors approved the Morrison Fresh Cooking, Inc. 1996 Non-Executive Stock Incentive Plan. A Committee, appointed by the Board, administers the Plan on behalf of the Company and has full authority in its discretion to determine the officers and key employees to whom stock incentives are granted and the terms and provisions of stock incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. The Company issued 84,595 shares under the Plan during 1996. At June 1, 1996, the Company had 2,101,000 shares reserved for this Plan.


      Under the terms of the Distribution, employees of the Company who were holders of Morrison stock options received adjusted, substitute options which, in the aggregate, preserved the economic value as well as the material terms, such as option period, vesting provisions and payment terms, the optionee had in the original Morrison option prior to the distribution. Vested and non-vested Morrison options were adjusted by granting new option rights to acquire Ruby Tuesday, Inc. and Morrison Health Care, Inc. stock in addition to Company stock.

     The following table summarizes the activity in options under all plans subsequent to the Distribution date:

                             Number of Shares Under Option
                                    (In thousands)

Replacement options granted.....            1,114
Granted.........................              846
Exercised.......................              (65)
Forfeited.......................              (20)
Balance at end of year..........            1,875
Exercisable.....................              778
Outstanding options' prices.....         $3.11-$11.75
Exercised options' prices.......         $3.11-$ 5.86


7. Preferred Stock

      Under its Certificate of Incorporation, the Company is authorized to issue preferred stock with a par value of $0.01 in an amount not to exceed 250,000 shares which may be divided into and issued in designated series, with dividend rates, rights of conversion, redemption, liquidation prices and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of June 1, 1996. The Board of
Directors has designated 50,000 of such shares as Series A Junior Participating Preferred Stock and has issued rights to acquire such shares, upon certain events, with an exercise price of $50.00 per one one-thousandth of a share, subject to adjustment. The rights expire on March 1, 2006, and may be redeemed prior to ten days after the acquisition of 20% or more of the Company's common stock.




8. Contingencies

      At June 1, 1996, the Company was contingently liable for approximately $11.9 million in letters of credit, issued primarily in connection with its workers' compensation and casualty insurance programs.
      The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of its business. In the opinion of Management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect on the Company's operations or financial position.

9.  Loss on Impairment of Assets

      In conjunction with the adoption of FAS 121 in the third quarter of fiscal 1996, the Company recorded a loss on the impairment of assets of $13.8 million. This charge was composed of the following: a $6.8 million asset write-off of 15 QSRs and seven traditional cafeterias which were approved for closure within one year by the Board of Directors; a $5.1 million asset write-down of impaired units which will continue to be operated, $1.5 million of which was due solely to the adoption of FAS 121; and a $1.9 million asset write-down of previously closed locations.
      The $6.8 million charge was composed of the expected loss on the disposal of long-lived assets of units selected for closure, net of an assumed salvage value of $0.8 million. As of June 1, 1996, the Company had closed all seven of the traditional cafeterias and 14 of the QSRs which were selected for closure, at a net loss on disposal of $6.6 million. The remaining QSR is expected to be closed in fiscal 1997, and the allowance provided was adequate to record the ultimate loss expected on the disposal of the assets of this unit.
      All operating units not recommended for closure were reviewed for impairment. Such review consisted of an analysis of each unit's cash flows and profit trends over the past year. If such review indicated impairment, Management estimated the undiscounted future net cash flows to be generated by these units and determined that certain of them would be unlikely to generate net cash flows in excess of carrying value. Management then estimated the fair value of those units using discounted net cash flow as a measure of fair value, which resulted in a write-down of $5.1 million, $1.5 million of which was due to the effect of the discounting of cash flows as prescribed by FAS 121.
      In addition to those units selected for closure and impaired operating units, the Company recorded a charge of $1.9 million for the write-down of long-lived assets of previously closed units and certain immovable properties. This charge was based on Management's estimate of the eventual loss that would be incurred on the ultimate disposal of these properties. As of June 1, 1996, the Company had disposed of two of these properties at a net loss on disposal of $0.9 million and the allowance provided was adequate for the remaining properties. The Company continues to systematically analyze its units for signs of impairment, and will record a loss on impairment when impairment is indicated.
10.  PRO FORMA FINANCIAL INFORMATION (unaudited)

The following Unaudited Pro Forma Statements of Operations were prepared to illustrate certain estimated effects of the Distribution and related transactions. These statements include adjustments for the effects of additional payroll and related; other operating; selling, general and administrative; and depreciation costs and expenses which might have occurred had the Distribution been effected as of the dates indicated, as well as the estimated tax benefit associated with these adjustments. The pro forma statements of operations for the year ended June 1, 1996, June 3, 1995, and June 4, 1994, are prepared assuming the distribution had occurred as of June 1, 1996, June 3, 1995, and June 4, 1994, respectively. Such pro forma information may not necessarily be indicative of the results that would actually have occurred had the transactions occurred on the dates indicated or of the results that may occur in the future. The Unaudited Pro Forma Statements of Operations should be read in conjunction with the historical financial statements, including the notes thereto, and other financial data of the Company included elsewhere herein.

MORRISON FRESH COOKING, INC.
PRO FORMA - STATEMENTS OF OPERATIONS (unaudited)
(In thousands except per-share data)

                                                 For  the Fiscal Year  Ended
                                               June 1,      June 3,    June 4,
                                                1996         1995       1994

Net Sales                                      $267,638  $294,587  $292,493
Operating Costs and Expenses:
  Cost of merchandise                            75,458    78,987    79,543
  Payroll and related costs                     101,967   105,947   111,702
  Other operating costs                          56,364    60,960    58,490
  Selling, general and administrative            18,416    20,642    16,995
  Depreciation and amortization                  10,091    10,299    10,504
                                                262,296   276,835   277,234
Operating Income Before Loss on Impairment of Assets
  and Restructure Costs                           5,342    17,752    15,259
   Loss on impairment of assets                  13,789
  Restructure costs                               8,290
Operating Income (Loss)                        (16,737)    17,752    15,259
  Interest expense (income), net                    51       (301)     (307)

Income (Loss) Before Provision for Income Taxes(16,788)    18,053    15,566
Provision for (Benefit from) Income Taxes       (6,165)     7,307     6,185
Net Income (Loss) ........................... $(10,623)  $ 10,746  $  9,381
Earnings (Loss) Per Common
and Common Equivalent Share                  $   (1.19)  $   1.20  $   1.00
Weighted Average Common and
 Common Equivalent Shares                        8,954      8,981     9,342

11.  Restructure Costs

      The Company recorded restructure costs of $8.3 million during the fiscal year relating to the settlement of lease obligations of units selected for closure and costs associated with the Distribution.
      In addition to the write-off of the 22 units selected for closure by the Board of Directors as described in Note 9, the Company accrued charges of $6.1 million relating to the settlement of the related lease obligations. Management estimates that it can negotiate lease settlements on closed units within 36 months. As of June 1, 1996, the Company had negotiated lease settlements on seven of its closed units at a net cost of $0.8 million, and had paid $2.3 million in rent and related payments on closed properties. Two additional lease settlements were negotiated subsequent to the fiscal year end at an additional cost of $0.4 million. In addition to the lease obligations of its closed units, the Company recorded charges of $0.3 million for severance payments of personnel employed at the closed units.
      The Company also recorded $2.0 million in other charges incurred as a result of the Distribution. These charges consisted of $1.8 million in estimated professional and other fees such as stock exchange listing fees, and $0.2 million of miscellaneous other asset write-offs. As of June 1, 1996, the Company had incurred $1.7 million in professional fees associated with the Distribution, and had written off $0.2 million of miscellaneous assets.

12. SUPPLEMENTAL QUARTERLY FINANCIAL DATA (unaudited)

      Quarterly financial results for the years ended June 1, 1996, and June 3, 1995, are summarized below. All quarters are composed of 13 weeks.

In thousands               FIRST      SECOND     THIRD      FOURTH
(except per-share data)    QUARTER    QUARTER    QUARTER    QUARTER      TOTAL
For The Year Ended June 1, 1996:

Net Sales................  $ 70,129   $ 67,889   $ 65,260   $ 64,360   $267,638

Gross Profit*..............$  9,726   $  8,503   $  8,774   $  7,275   $ 34,278

Income (Loss) Before
Income Taxes..             $  2,881   $  1,387   $(21,057)  $  1,201   $(15,588)

Provision for (Benefit from)
  Income Taxes.............   1,216        545     (7,935)       480     (5,694)

Net Income (Loss)..........$  1,665   $    842   $(13,122)  $    721   $ (9,894)

Earnings (Loss) Per Common and
  Common Equivalent Share..$   0.19   $   0.10   $  (1.49)  $   0.08   $  (1.10)

                           FIRST      SECOND     THIRD      FOURTH
                           QUARTER    QUARTER    QUARTER    QUARTER      TOTAL
For The Year Ended June 3, 1995:

Net Sales...................$ 74,005   $ 75,156   $ 73,485   $ 71,941   $294,587

Gross Profit*...............$ 11,222   $ 13,174   $ 12,225   $ 12,889   $ 49,510

Income Before
Income Taxes.........       $  3,922   $  4,879   $  4,322   $  5,985   $ 19,108

Provision for Federal and State
  Income Taxes..............   1,679      1,945      1,724      2,386      7,734

Net Income..................$  2,243   $  2,934   $  2,598   $  3,599   $ 11,374

Earnings Per Common and
  Common Equivalent Share...$   0.25   $   0.33   $   0.29   $   0.41   $   1.27

* The Company defines gross profit as revenues less cost of merchandise, payroll and related costs, and other operating costs.

Due to weighted average share calculations required by Accounting Principles Board Opinion No. 15, quarterly earnings per share amounts may not sum to the fiscal year amount.
Morrison Fresh Cooking, Inc. common stock is publicly traded on the New York Stock Exchange under the ticker symbol MFC. The following table sets forth the reported high and low prices from the Distribution Date to June 1, 1996.


      For the 12 weeks ended June 1, 1996
                              Per Share
                              Cash
Quarter     High      Low     Dividend

Fourth    $ 9.00    $ 5.50    $ 0.09


On June 27, 1996 the Company's Board of Directors declared a quarterly dividend of $0.09 per share payable July 31, 1996 to 6,495 shareholders of record on July 12, 1996.



REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Morrison Fresh Cooking, Inc.

      We  have  audited  the accompanying balance sheets of  Morrison  Fresh
Cooking, Inc. as of June 1, 1996 and June 3, 1995, and the related statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended June 1, 1996. These financial statements are the responsibility of the Company's Management. Our respon sibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and sig nificant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morrison Fresh Cooking, Inc. at June 1, 1996 and June 3, 1995, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 1, 1996, in conformity with generally accepted accounting principles.
      As discussed in Note 9 to the financial statements, in fiscal year 1996, Morrison Fresh Cooking, Inc. changed its method of accounting relative to impairment of long-lived assets.



                                             By: /s/  Ernst &Young LLP
                                                   Ernst & Young LLP

Atlanta, Georgia
June 21, 1996