Form 10-K, Exhibit 13
period 1997-05-31
MORRISON FRESH COOKING INC /GA
filed 1997-08-22
CIK 1007783

MORRISON FRESH COOKING, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following discussion should be read in conjunction with the Financial Statements and related Notes found on pages 18 to 31.

RESULTS OF OPERATIONS

      On March 9, 1996, Morrison Restaurants Inc., a Delaware corporation (MRI), distributed to its shareholders all of the issued and outstanding shares of common stock of the Company, which held the family dining assets and business of MRI (the "Distribution"). As a result of the Distribution, MRI shareholders received one share of Company common stock for every four shares of MRI common stock held. The effective date of the Distribution for accounting purposes was March 3, 1996, the first day of the fiscal 1996 fourth quarter of the Company.

Effects of Distribution on Results of Operations

      The effect of the Distribution on the results of operations of the Company for the fiscal years ended June 1, 1996 and June 3, 1995, are presented in the Unaudited Pro Forma Financial Information in Note 12 of the Financial Statements. Such pro forma financial information is presented as if the Distribution had been effected as of the dates indicated.
     The following table sets forth selected restaurant operating data as a percentage of sales for the periods indicated. All information is derived from the historical financial statements of the Company included elsewhere in this Annual Report.

Fiscal Year Ended                         1997     1996    1995

Net Sales                                100.0%   100.0%  100.0%

Operating Costs and Expenses:
    Cost of merchandise                   28.3%    28.2%   26.8%
    Payroll and related costs             36.3%    38.0%   35.8%
    Other operating costs                 22.5%    20.9%   20.6%
    Selling, general and administrative    7.1%     6.6%    6.9%
    Depreciation                           4.0%     3.8%    3.5%
    Interest expense (income), net         0.1%     0.0%   (0.1)%
    Loss on impairment of assets                    5.2%
    Restructure costs                               3.1%

Total Operating Costs and Expenses        98.3%   105.8%   93.5%

Income (Loss) before Income Taxes          1.7%    (5.8)%   6.5%

Provision for (Benefit from) Income        0.6%    (2.1)%   2.6%
  Taxes

Net Income (Loss)                          1.1%    (3.7)%   3.9%


1997 Compared to 1996

     Net sales decreased $18.0 million, or 6.7%. This decrease in sales was primarily attributable to two fewer cafeteria units compared to the prior year and a 2.7% decrease in same-store sales. The same-store sales decrease was partially mitigated by an increase in check average due to a price increase implemented in October 1996.
     Cost of merchandise decreased $4.8 million, or 6.3% and was relatively stable as a percentage of sales. The Company maintained a flat cost of sales despite heavy to moderate inflationary food cost pressures during the year, primarily in the first and second quarters of fiscal 1997. The Company experienced some food price increases as the result of product offering changes during the latter part of fiscal 1997.
     Payroll and related costs decreased $11.0 million, or 10.8%, and as a percentage of sales, decreased 1.7 percentage points. This decrease was the result of a reduction in store-level management labor and a decrease in average wage rates associated with the increased use of part-time labor. The labor reduction was offset by the federal minimum wage increase in October 1996. Fringe benefit costs decreased from the prior year due to a decrease in the Company's self-insurance costs for workers'
compensation and medical insurance programs as a result of improvements in claims experience.
      Other operating costs decreased slightly from the prior year. Rent and leasing expense, the largest components of this category, remained relatively unchanged as a percentage of sales from the prior year. The increase as a percentage of sales was primarily due to an increase in accruals associated with the expected settlement costs of closed units, as well as increases in repairs and utilities costs.
     Selling, general and administrative expenses increased slightly over the prior year as a percentage of sales. General and administrative costs increased as a percentage of sales over the prior year due to increased management labor associated with additional supervisory operations positions added to reduce the number of restaurants supervised by each regional manager. General and administrative costs were also negatively impacted by a $0.3 million accrual of severance costs for two executives who resigned during the fourth quarter of fiscal 1997. Advertising costs remained relatively flat as a percentage of sales compared to the prior fiscal year.
     Depreciation increased slightly as a percentage of sales due to equipment upgrades and remodeling programs conducted during the fiscal year.
      Net interest expense increased over the prior year due to increased borrowing levels maintained during fiscal 1997 over fiscal 1996.
      The effective income tax rate (benefit) increased to 37.2% in 1997 from (36.5%) in 1996.


1996 Compared to 1995

      Net sales decreased $26.9 million, or 9.1%. This decrease was principally the result of 26 store closings and same-store customer count declines. Partially offsetting these decreases was the addition of seven new stores and higher average tray prices over the prior year.
      Cost of merchandise decreased $3.5 million, or 4.5%, principally due to the reduction in stores and lower sales volume. However, early in fiscal year 1996, the menu was modified to offer additional higher-end products, resulting in a higher cost per meal.
      Payroll and related costs decreased $3.8 million, or 3.6%. The primary factors in this decrease were the reduction in stores, the implementation of a self-serve beverage counter, a kitchen labor reduction program and the use of an enhanced labor scheduling tool. Management and hourly wage rate increases partially offset this decrease.
      Other operating costs decreased $4.4 million, or 7.3%. The principal contributors to this decrease were reduction in stores, offset partially by the settlement of a four-year-old claim.
     Selling, general and administrative expenses decreased $2.8 million, or 13.6%. The majority of this decrease was associated with the reduction in advertising promotions conducted by the Company during the year.
     Depreciation decreased $0.2 million, or 1.9%, and was related to the reduction in stores, offset by the addition of $14.7 million in capital expenditures.
     Net interest income decreased $0.4 million as a result of the reduction in available funds to invest stemming from lower sales volume.
     In the third quarter of fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to be Disposed Of". In the third quarter of fiscal 1996, the Company recorded a $13.8 million charge for loss on impairment of assets, $1.5 million of which was due to the adoption of FAS 121. Of this charge, $8.7 million related to assets to be disposed of, largely due to 15 quick service restaurants and seven traditional cafeterias that were closed in fiscal 1996, and the remaining $5.1 million related to a write-down of impaired assets that will continue to be carried in operations. See Note 10 of the Financial Statements for more information on this charge.
        The Company also recorded an $8.3 million restructure charge in the third quarter of fiscal 1996. This restructure charge was largely composed of $6.1 million for costs to be incurred to settle lease obligations for the 15 quick service restaurants and seven cafeterias that were closed. The remaining $2.2 million of the charge related to various asset write-offs and professional fees associated with the Distribution. See Note 11 of the Financial Statements for more information on this charge.
       The effective income tax rate (benefit) decreased to (36.5%) in 1996 from 40.5% in 1995. This decrease was due to the nondeductibility of a portion of the professional fees associated with the restructuring, which resulted in a lower tax benefit from the pre-tax loss.


LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

      During 1997, cash generated from operations of $8.3 million combined with cash available from lines of credit was used to fund $14.1 million of net capital expenditures and $3.3 million of dividends. There were $7.5 million in short-term borrowings under the Company's line of credit as of May 31, 1997, an increase of $7.5 million over the prior year. See the Statements of Cash Flows on page 21 for more information.

Capital Expenditures

      Property and equipment expenditures for fiscal 1997 were $14.1 million, 4.6% lower than the prior year. During 1997, three cafeteria-style restaurants (two small cafeterias and one mall food court) were opened and four traditional cafeterias were closed. The Company spent approximately $4.5 million on technology upgrade programs during the fiscal year. Capital expenditures for fiscal 1998 are expected to be $14.8 million. Expected openings for fiscal year 1998 include six small cafeterias. The Company anticipates that capital expansion will be funded primarily by operations supplemented by incremental borrowings from its line of credit when necessary. See "Special Note Regarding Forward-Looking Information".

Borrowings and Credit Facilities

      The Company had a committed line of credit totaling $10.0 million at May 31, 1997, which had a balance outstanding of $7.5 million as of the fiscal year end. There was also an additional $5.0 million uncommitted portion of this same facility which was unused during the fiscal year. Subsequent to fiscal 1997, the Company replaced this line of credit with a $30.0 million committed line of credit with another bank. This new line of credit is considered adequate by the Company to provide for its financing needs over the next three fiscal years. See "Special Note Regarding Forward-Looking Information".

Dividends

     Cash dividends paid to stockholders during 1997 equaled $3.3 million ($0.36 per share).

Deferred Tax Assets

      The recognition of deferred tax assets depends on the anticipated existence of taxable income in future periods in amounts sufficient to realize the assets. Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes", specifies that deferred tax assets are to be reduced if it is believed more likely than not that some or all of the deferred tax assets will not be realized. Management believes that future taxable income should be sufficient to realize all of the Company's deferred tax assets based on the historical earnings of the Company; therefore, a valuation allowance has not been established. See "Special Note Regarding Forward-Looking Information".


KNOWN EVENTS, UNCERTAINTIES AND TRENDS

New Accounting Standards

      In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (FAS
128), "Earnings Per Share", which is required to be adopted for financial statements issued after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The change is not expected to have a material impact on the Company's primary or fully diluted earnings per share.

Impact of Inflation

       In the past, the Company has been able to recover inflationary cost increases through increased menu prices. There have been, and there may be in the future, delays in implementing such menu price increases, and competitive pressures may limit the Company's ability to recover such cost increases in their entirety. At present, the minimum wage is scheduled to increase again on September 1, 1997 which may negatively impact the Company's payroll costs in the short-term, but which Management feels can be negated in the long-term through increased efficiencies in its operations. Historically, the effects of inflation on the Company's net income have not been materially adverse.

Management's Outlook

      The Company intends to grow primarily through same-store customer and sales increases, as well as to achieve profitability growth through cost management. To help accomplish this, the Company will make its restaurants more convenient for the customer by locating to freestanding sites when appropriate. Incremental new restaurant growth will be managed to a level which can be funded from operating cash flows, supplemented by borrowings when appropriate. Management's focus in the short term will be on improving operating margins at the restaurant level, as well as leveraging overhead and general and administrative expenses. Management consistently evaluates its advertising expenditures and anticipates marketing its restaurants at a rate consistent with prior years based on the effectiveness of its efforts. See "Special Note Regarding Forward-Looking Information".

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





MORRISON FRESH COOKING, INC.
SUMMARY OF OPERATIONS
(In thousands except per-share data)

                                          For the Fiscal Year Ended
                            May 31,     June 1,   June 3,    June 4,   June 5,
                             1997        1996      1995       1994       1993

Net Sales                $ 249,637  $ 267,638  $ 294,587  $ 292,493  $ 291,032

Income Before Loss on
  Impairment of Assets,
  Restructure Costs, Income
  Taxes and Cumulative Effect
  of Accounting Changes  $   4,349  $   6,491  $  19,108  $  16,724  $  13,110

Loss on Impairment of Assets           13,789
Restructure Costs                       8,290
Income (Loss) Before Income Taxes
 and Cumulative Effect of
 Accounting Changes          4,349    (15,588)    19,108     16,724     13,110

Provision for (Benefit from)
   Income Taxes              1,617     (5,694)     7,734      6,646      4,898

Income (Loss) Before Cumulative
 Effect of Accounting
 Changes                     2,732     (9,894)    11,374     10,078      8,212

Cumulative Effect of Accounting
Changes, net:
    Postretirement Benefits                                             (1,921)
    Income Taxes                                                         1,409

Net Income (Loss)        $   2,732  $  (9,894) $  11,374  $  10,078  $   7,700

Earnings (Loss) Per Common and
 Common Equivalent Share $    0.30  $   (1.10) $    1.27  $    1.08  $    0.81
Weighted Average Common and
 Common Equivalent Shares    9,100      8,954      8,981      9,342      9,520


All fiscal years are composed of 52 weeks.


Other Financial Data:
 Total Assets            $  84,028  $  83,539  $  90,122  $  77,461  $  82,077
 Short Term Borrowings   $   7,461  $       0  $       0  $       0  $       0
 Long-Term Capital Leases$     662  $     775  $     848  $     931  $   1,008
 Stockholders' Equity    $  39,944  $  39,844  $  47,465  $  29,303  $  32,623
 Current Ratio               0.4:1      0.5:1      0.4:1      0.4:1      0.5:1
 Cash Dividends Per
   Common Share          $    0.36  $    0.09  $    0.00  $    0.00  $    0.00



MORRISON FRESH COOKING, INC.
STATEMENTS OF OPERATIONS
(In thousands except per-share data)

                                                 For the Fiscal Year Ended
                                                May 31,    June 1,    June 3,
                                                 1997       1996       1995

Net Sales                                    $ 249,637  $ 267,638  $ 294,587

Operating Costs and Expenses:
     Cost of merchandise                        70,684     75,458     78,987
     Payroll and related costs                  90,712    101,718    105,472
     Other operating costs                      56,163     56,184     60,618
     Selling, general and administrative        17,639     17,658     20,426
     Depreciation                                9,950     10,078     10,277
     Interest  expense  (income), net              140         51       (301)
     Loss on impairment of assets                          13,789
     Restructure costs                                      8,290

                                               245,288    283,226    275,479

Income (Loss) Before Income Taxes                4,349    (15,588)    19,108

Provision for (Benefit from) Income Taxes        1,617     (5,694)     7,734

Net Income (Loss)                            $   2,732  $  (9,894) $  11,374


Earnings (Loss) Per Common and
   Common Equivalent Share                   $    0.30  $   (1.10) $    1.27

Weighted Average Common and Common
   Equivalent Shares                             9,100      8,954      8,981


The accompanying notes are an integral part of the financial statements.



MORRISON FRESH COOKING, INC.
BALANCE SHEETS
(In thousands)

                                                  For the Fiscal Year Ended
                                                      May 31,      June 1,
                                                       1997          1996

ASSETS
CURRENT ASSETS:
  Cash and short-term investments                 $    2,939    $    1,561
  Receivables:
     Trade                                               321           412
     Other                                             1,226         1,495
  Inventories:
     Merchandise                                       1,488         1,335
     China, silver and supplies                          924         1,081
  Prepaid expenses                                     1,545         1,791
  Deferred income tax benefits - current               5,027         5,605
       Total Current Assets                           13,470        13,280

PROPERTY AND EQUIPMENT - at cost:
  Land                                                 6,666         6,436
  Buildings                                           19,882        18,762
  Improvements                                        58,017        57,186
  Restaurant equipment                                56,265        53,143
  Other equipment                                     14,277        13,232
  Construction in progress                             6,627         6,183
                                                     161,734       154,942
  Less accumulated depreciation and amortization    (100,834)      (95,828)
                                                      60,900        59,114
Deferred income tax benefits                           2,615         3,325
Other assets                                           7,043         7,820

  TOTAL ASSETS                                    $   84,028    $   83,539

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                $    8,212    $    9,579
  Accrued liabilities:
     Taxes, excluding income taxes                     2,621         2,983
     Payroll and related costs                         4,889         4,082
     Insurance                                         4,257         5,829
     Rent and other                                    2,910         4,484
   Short term borrowings                               7,461
   Current portion of capital lease obligations          103            77
       Total Current Liabilities                      30,453        27,034

  Capital lease obligations                              662           775
  Employee benefit obligations                         8,285         8,620
  Other deferred liabilities                           4,684         7,266

STOCKHOLDERS' EQUITY:
   Common stock, $0.01 par value (100,000 shares
     authorized; 9,214 shares issued - 1997,
     9,049 shares issued - 1996)                          90            90
  Capital in excess of par value                      41,428        40,279
   Accumulated deficit                                   593)          (70)
  Treasury stock                                        (266)         (455)
  Unearned ESOP shares                                  (715)
         Total Stockholders' Equity                   39,944        39,844


  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $   84,028    $   83,539


The accompanying notes are an integral part of the financial statements.



MORRISON FRESH COOKING, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands except per-share data)

                                                                         Total
                    Capital in                             Unearned      Stock-
       Common Stock Excess of Accumulated Treasury Stock*     ESOP      holders'
      Shares Amount Par Value   Deficit    Shares Amount  Shares Amount  Equity

Balance, June 4, 1994  29,303                                           29,303
Net Income             11,374                                           11,374
Net transfers from MRI  6,788                                            6,788

Balance, June 3, 1995  47,465                                           47,465
Net Income (Loss) as of
 March 2, 1996        (10,615)                                         (10,615)
Post-distribution Net Income      721                                      721
Net transfers from MRI  1,747                                            1,747
Shares issued pursuant to the
  Distribution
       8,839    88        367                 48  (455)                      0
Shares issued under stock bonus and
  stock option plans
         210     2      1,315                                            1,317
Cash Dividends of
  $.09 per common share          (791)                                    (791)

Balance, June 1, 1996
       9,049    90     40,279     (70)        48  (455)                 39,844
Net Income                      2,732                                    2,732
ESOP funding              734                             151    (734)       0
Shares allocated under
  ESOP     4                1                              (4)     19       20
Deferred Compensation Plan                    (4)  189                     189
Shares issued under
  stock bonus and stock option
  plans   14              414                                              414
Cash Dividends of
  $.36 per common share        (3,255)                                  (3,255)

Balance, May 31, 1997
       9,067  $ 90   $ 41,428  $ (593)        44 $(266)   147   $(715) $39,944


The accompanying notes are an integral part of the financial statements.

* Treasury shares are held exclusively in an irrevocable rabbi trust for the Morrison Fresh Cooking, Inc. Deferred
Compensation Plan.



MORRISON FRESH COOKING, INC.
STATEMENTS OF CASH FLOWS
(In thousands)

                                               For the Fiscal Year Ended
                                           May 31,      June 1,      June 3,
                                            1997         1996         1995

Operating Activities:
   Net Income (Loss)                     $  2,732     $ (9,894)   $  11,374
   Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
     Depreciation                           9,950       10,078       10,277
     Deferred income taxes                  1,617       (5,694)       1,624
    (Gain)/Loss on disposition and write-down
       of  assets                          (1,122)      13,789          605
     Changes in operating assets and liabilities:
       (Increase)/decrease in receivables     360         (354)        (450)
       (Increase)/decrease in inventories       4          819         (456)
       (Increase)/decrease in prepaid and
         other assets                       1,023        1,456         (311)
        Increase/(decrease) in accounts payable,
         accrued and other liabilities     (6,264)       1,117       (5,764)

Net  Cash Provided by Operating Activities  8,300       11,317       16,899

Investing Activities:
   Purchases of property and equipment    (14,068)     (14,742)     (19,422)
   Proceeds from disposal of assets         2,404        1,160          154
   Other, net                                                        (4,110)

Net Cash Used by Investing Activities     (11,664)     (13,582)     (23,378)

Financing Activities:
   Principal payments on capital leases       (87)         (79)         (75)
   Short-term borrowings                    7,461
   Proceeds from issuance of stock            414        1,317
   Dividends paid                          (3,255)        (791)
   ESOP shares released                        20
   Decrease in treasury stock held by Deferred
     Compensation Plan                        189
   Net transfers from Morrison Restaurants
     Inc.                                                1,747        6,788

Net Cash Provided by Financing Activities   4,742        2,194        6,713

Increase/(decrease) in cash and short-term
 Investment                                 1,378          (71)         234
Cash and short-term investments at the beginning
 of the year                                1,561        1,632        1,398
Cash and short-term investments at the end of
 the  year                               $  2,939     $  1,561    $   1,632

Supplemental Disclosure of Cash Flow Information
  Cash Paid for:
   Interest (net of amount capitalized)  $    153     $     45    $      82
   Income taxes, net                     $      0     $      0    $   8,901


The accompanying notes are an integral part of the financial statements.



MORRISON FRESH COOKING, INC.
NOTES TO FINANCIAL STATEMENTS

May 31, 1997

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

      The operations of Morrison Fresh Cooking, Inc., a Georgia corporation (the Company), consist of 154 family style restaurants in the southeastern and mid-Atlantic regions of the United States, with the largest number in Florida, Georgia, Virginia, Alabama and Mississippi. The Company's restaurants provide cafeteria-style service and are located in shopping and business developments as well as residential areas. The restaurants are generally open for lunch and dinner service, seven days a week. All restaurants are Company-owned.

Basis of Presentation

     On March 9, 1996, Morrison Restaurants Inc. (MRI) distributed to its shareholders all of the issued and outstanding shares of common stock of the Company, which held the family dining assets and business of MRI. For financial reporting purposes, the Distribution is assumed to have become effective on March 3, 1996, the first day of the fourth quarter of fiscal year 1996. The accompanying comparative financial statements were prepared as if MRI's family dining business had operated as a stand-alone entity for all periods presented. Such statements include the assets, liabilities, revenues and expenses that are directly related to the Company's operations. For periods prior to the Distribution, they also include an allocation of certain assets, liabilities and general corporate expenses of MRI, such as executive payroll, legal, data processing and interest, which are related to the Company. Amounts were allocated using a specific identification method where appropriate and on a pro rata basis otherwise. Management believes the allocation methods used are reasonable.
     Certain 1996 balances have been reclassified between other deferred liabilities and deferred tax assets to reflect refinements in the allocation of liabilities at the time of Distribution.

Use of Estimates in Financial Statements

      Judgement and estimation are exercised by Management in certain areas of the preparation of financial statements. Some of the more significant areas include reserves for self insurance of workers' compensation, general liability and medical benefits, as well as the estimates of impairment losses, restructuring expenses and the reates have been based on reasonable assumptions and that provisions and reserves based on such estimates are adequate. Actual results could differ from those estimates.

Fiscal Year

     The Company's fiscal year ends on the first Saturday after May 30. The fiscal years ended May 31, 1997, June 1, 1996 and
June 3, 1995, were composed of 52 weeks.

Fair Value of Financial Instruments

     The Company's financial instruments at May 31, 1997 and June 1, 1996 consisted of cash and short-term investments, receivables and short-term borrowings. The fair value of these financial instruments approximated the carrying amounts reported in the balance sheets. The Company considers short-term marketable securities with a maturity of three months or less when purchased to be short-term investments.

Advertising

     The Company expenses the costs of all advertising in the period incurred.

Inventories

     Inventories consist of food supplies and china and silver, and are stated at the lower of cost (first in, first out) or market.

Property and Equipment and Depreciation

     Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets or, for capital lease property, over the term of the lease, if shorter. Annual rates of depreciation range from 3% to 5% for buildings and from 8% to 34% for restaurant and other equipment.
     As  discussed  in  Note  10, during fiscal  year  1996,  the
Company adopted Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". FAS 121
requires   that   long-lived  assets  and  certain   identifiable
intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed of are generally to be reported at the lower of carrying amount or fair value, less cost to sell. In association with the Company's adoption of FAS 121 in fiscal year 1996, a charge of $13.8 million was recorded for the impairment of assets. Prior to fiscal year 1996, the Company recognized asset impairment upon the decision to close a unit.

Income Taxes

     Deferred income taxes are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. For periods prior to the Distribution reflected in the accompanying statements of operations, the income tax expense reflected includes the Company's allocated share of MRI's tax expense. The allocated income tax expense approximates the tax expense of the Company on a stand-alone basis.

Pre-Opening Expenses

     Salaries, personnel training costs and other expenses of opening new facilities are charged to expense as incurred.

Earnings Per Share

     Earnings per share are based on the weighted average number of shares outstanding during the year and are adjusted for the assumed exercise of options, after the assumed repurchase of shares with the related proceeds and after the adjustment for any stock splits and stock dividends through May 31, 1997.
     For fiscal year 1996, shares issued in the Distribution were assumed to have been issued for the entire year. For prior years, the number of shares used in computing earnings per share was based on the average number of MRI common shares outstanding during the applicable fiscal year, adjusted for the 1-for-4 distribution ratio.

Stockholders' Equity

     The Company's Certificate of Incorporation provides that authorized capital stock will consist of 100,000,000 shares of common stock at $0.01 par value and 250,000 shares of preferred stock at $0.01 par value. As a result of the Distribution, one share of Company common stock was issued for every four shares of MRI common stock outstanding. No shares of preferred stock are issued or outstanding.

Stock-Based Employee Compensation Plans

     The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and related Interpretations, in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation". The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the market value of the shares at the date of grant, and accordingly recognizes no compensation expense for the stock option grants.

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


2.  Short-Term Borrowings

      At May 31, 1997, the Company had $7.5 million in borrowings under a $15 million line of credit. The interest rate on this line of credit at May 31, 1997 was 8.5%. There were no borrowings under this line of credit at June 1, 1996.
     In June 1997, the Company replaced this line of credit with a three-year $30 million credit facility with another financial institution. This credit facility consists of a $25 million revolving line of credit which allows the Company to borrow under various interest rate options and a $5 million credit line toward letters of credit issued with respect to the Company's self-insurance programs. Commitment fees of 0.35% per annum are payable on the unused portion of the $25 million revolving line of credit. This credit facility contains certain restrictions, including, but not limited to, incurring additional indebtedness and certain funded debt, net worth and fixed charge coverage requirements.


3. LEASES

      Various operations of the Company are conducted in leased premises. Initial lease terms expire at various dates over the next 20 years and may provide for escalation of rent during the lease term. Most of these leases provide for additional contingent rents based upon sales volume and contain options to renew (at adjusted rentals for some leases).
     Assets recorded under capital leases are included in Property and Equipment in the accompanying balance sheets.

     At May 31, 1997, the future minimum lease payments under capital leases and operating leases for the next five years and in the aggregate are as follows:

                                             (In thousands)
                                         Capital        Operating
                                          Leases          Leases

1998                                        265         $ 10,730
1999                                        140            9,517
2000                                        140            8,522
2001                                        140            7,156
2002                                        140            6,204
Subsequent years                            188           16,816

Total minimum lease payments              1,013         $ 58,945

Less amount representing interest          (248)

Present value of minimum lease payments
 under capital leases (including current
 maturities of $103)                     $  765

Rental expense pursuant to operating leases is summarized as follows:

                                             (In  thousands)
                                        May 31,    June 1,    June 3,
                                         1997       1996       1995

Minimum rent                          $ 11,706   $ 11,896   $ 12,173
Contingent rent                          3,745      5,133      3,913

                                      $ 15,451   $ 17,029   $ 16,086

      On May 30, 1997, the Company entered into a sale-leaseback transaction resulting in a gain of $1.6 million to be deferred over the ten-year life of the lease. The Company classifies the lease as an operating lease. Terms of the lease require minimum lease payments plus a percentage of gross sales. The Company is responsible for real estate taxes and flood insurance on the property.
     At May 31, 1997, the future minimum rent payments to be received on subleases for the next five years and in the aggregate are as follows:

                                               (In thousands)
                                                     Sub
                                                    Leases

1998                                              $   237
1999                                                  304
2000                                                  238
2001                                                  232
2002                                                  232
Subsequent years                                      183

Total minimum lease payments                      $ 1,426


4. INCOME TAXES

The components of income tax expense (benefit) are as follows:

                                         (In thousands)
                                May 31,    June 1,        June 3,
                                 1997       1996           1995

Current:
  Federal                      $     0  $       0      $   5,047
  State                              0          0          1,063
                                     0          0          6,110
Deferred:
  Federal                        1,396     (4,689)         1,445
  State                            221     (1,005)           179
                                 1,617     (5,694)         1,624

                               $ 1,617  $  (5,694)     $   7,734

Deferred  tax  assets  and  liabilities  are  comprised  of   the
following:

                                       (In thousands)
                                May 31,            June 1,
                                 1997               1996

Deferred Tax Assets
  Employee benefits            $ 3,438            $ 4,102
  Insurance reserves             2,234              3,052
  Restaurant closing reserve       444              2,155
  Net operating loss             4,196              2,234
  Deferred income                  583                  0
  Other                            967              2,075
    Total deferred tax assets   11,862             13,618

Deferred Tax Liabilities
  Depreciation                   1,039              1,423
  Retirement plans                 801                827
  Prepaid deductions                84                226
  Restructuring                      0                765
  Intangibles and other          2,296              1,447
Total deferred tax liabilities   4,220              4,688

Net deferred tax asset         $ 7,642            $ 8,930

     FAS 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes that future taxable income should be sufficient to realize all of the Company's deferred tax assets based on historical earnings of the Company; therefore, a valuation allowance has not been established.
      A reconciliation from the statutory federal income tax expense (benefit) to the reported income tax expense (benefit) is as follows:
                                         (In thousands)
                                  May 31,    June 1,    June 3,
                                   1997       1996       1995

Statutory Federal income tax
 (benefit)                       $ 1,479   $ (5,456)   $ 6,688
State income taxes, net of
 federal income tax benefit          146       (653)       807
Tax credits                          (33)       (20)      (346)
Other, net                            25        435        585

                                 $ 1,617   $ (5,694)   $ 7,734

      The effective income tax (benefit) rate was 37.2%, (36.5%), and 40.5% in 1997, 1996, and 1995, respectively.
      For  federal  income tax purposes, the Company  has  a  net operating loss carryforward of $1.9 million which expires in fiscal 2011. This loss was generated by the income tax returns filed by the Company for the short tax year beginning March 3, 1996 and ending June 1, 1996. The net operating loss carryforward generated by fiscal 1997 operations is estimated at $8.5 million and will expire in fiscal 2012.
      In connection with the Distribution, the Company entered into a tax allocation agreement with Morrison Health Care, Inc., which was also spun-off to the shareholders of MRI, and Ruby Tuesday, Inc., successor to MRI. This agreement provides that the Company pay its share of Ruby Tuesday, Inc.'s (as successor to
MRI) consolidated tax liability for the tax years that the Company was included in MRI's consolidated federal income tax return. The agreement also provides for sharing, where appropriate, of state, local and foreign taxes attributable to periods prior to the Distribution date.


5.   EMPLOYEE BENEFIT PLANS

     The Company maintains the following employee benefit plans.

      Salary Deferral Plan - Under the Morrison Fresh Cooking, Inc. Salary Deferral Plan each eligible employee may elect to make pre-tax contributions to a trust fund in amounts ranging from 2% to 10% of their annual earnings. Employees contributing a pre-tax contribution of at least 2% may elect to make after-tax contributions not in excess of 10% of annual earnings. The Company contribution to the Plan is based on the employee's pre-tax contribution and years of service. After three years of service (including service with MRI prior to the Distribution),
the   Company   contributes  20%  of   the   employee's   pre-tax
contribution,  30% after ten years of service and  40%  after  20 years of service. The Company's contributions and allocated contributions to the trust fund approximated $284,000, $308,000 and $303,000 for 1997, 1996 and 1995, respectively.
      On February 28, 1997, the Company began sponsorship of an employee stock ownership feature (ESOP) covering participants in the Salary Deferral Plan. Under this feature, the Company issued 150,907 shares of its common stock with a fair market value of $4.88 per share to the Salary Deferral Plan in exchange for a ten-year note of $736,000 executed by the Plan's trustee. Repayment of the loan is being funded by matching employer contributions to the Plan. Shares purchased with the loan are allocated to participants' accounts over time as loan repayments are made. There were 3,890 shares allocated to the Plan in 1997. The market value of unallocated shares was $735,000 at May 31, 1997.
      The Company adopted the provisions of AICPA Statement of Position No. 93-6 (SOP) which requires that compensation expense be measured based on the fair value of the shares over the period the shares are earned. Compensation expense was approximately $20,000 in 1997. Dividends paid on unallocated shares held by the ESOP are used to make additional principal and interest payments and are not charged to retained earnings. Shares not yet committed to be released are not considered outstanding in the calculation of earnings per share.

      Deferred  Compensation  Plan - The  Company  maintains  the
Morrison Fresh Cooking, Inc. Deferred Compensation Plan for certain selected employees. The provisions of this Plan are similar to those of the Salary Deferral Plan. The Company's contributions under the Plan approximated $62,000, $119,000, and $102,000 for 1997, 1996, and 1995, respectively. Company assets earmarked to pay benefits under the Plan are held by an irrevocable rabbi trust. Assets of the irrevocable rabbi trust are accounted for as if they are assets of the Company and all earnings and expenses are recorded in the Company's financial statements. The net of the rabbi trust's earnings and losses is recorded as additional liability to the participants and is considered to be interest expense to the Company. Assets in the irrevocable rabbi trust approximated $3,148,000 and include $266,000 of Company common stock which is accounted for as treasury stock at May 31, 1997.

      Retirement Plan - The Company is a co-sponsor of the Morrison Restaurants Inc. Retirement Plan along with Ruby Tuesday, Inc. and Morrison Health Care, Inc. The MRI Retirement Plan was frozen on December 31, 1987. Participants receive benefits based upon salary and length of service. No contribution was made by the Company in 1997. Pension expense or income related to the Plan was insignificant in 1997, 1996 and 1995. The Plan's assets include common stock, fixed income securities, short-term investments and cash. The Company will continue to share in future expenses of the Plan, and will make contributions to the Plan as necessary, on behalf of its employees.

      Executive Supplemental Pension Plan - Under the Morrison Fresh Cooking, Inc. Executive Supplemental Pension Plan, employees with an average compensation of at least $120,000 for the immediately preceding two calendar years and who have completed five years (including service with MRI prior to the Distribution) in a qualifying position become eligible to earn supplemental retirement income based upon salary and length of service (including service with MRI prior to the Distribution) reduced by social security benefits and amounts otherwise receivable under the Retirement Plan.

      Management Retirement Plan - Under the Morrison Fresh Cooking, Inc. Management Retirement Plan, individuals who have 15 years of credited service (including service with MRI prior to the Distribution) and whose average annual compensation equaled or exceeds $40,000, become participants. Participants receive benefits based upon salary and length of service (including service with MRI prior to the Distribution) reduced by social security benefits and benefits payable under the Retirement Plan and Executive Supplemental Pension Plan.
      To provide a source for the payment of benefits under the Executive Supplemental Pension Plan and the Management Retirement Plan, the Company owns whole-life insurance contracts on some of the participants. The cash value of these policies net of policy loans was $678,000 at May 31, 1997. The Company has established an irrevocable rabbi trust to hold the policies and death benefits as they are received. Expenses recorded for the Executive Supplemental Pension Plan and the Management Retirement Plan were $534,000, $512,000 and $508,000 for 1997, 1996 and
1995, respectively.
     The following table details the allocation of the components of pension expense, as well as a comparison of assets to obligations and amounts recognized in the Company's financial statements for the Management Retirement Plan, the Executive Supplemental Pension Plan, and the Retirement Plan.

                                   (In thousands)
                        Assets Exceed       Accumulated Benefits Exceed Assets-
                    Accumulated Benefits-   Executive Supplemental Pension Plan
                        Retirement Plan        and Management Retirement Plan
                  May 31,    June 1,     June 3,      May 31, June 1,   June 3,
                   1997       1996        1995         1997    1996       1995

            Components of pension expense (income):
Service cost    $           $          $             $    69  $    56  $    66
Interest cost        647        660         820          295      312      250
Actual return on
  plan assets     (1,307)    (1,556)       (263)
Amortization and
  deferral           623        983        (622)         170      144      111
Other                                                                       81
                $    (37)   $    87    $    (65)     $   534  $   512  $   508

Plan assets at fair
  value         $  9,161    $ 8,903    $ 10,066      $     0  $     0  $     0
Actuarial present value of
  projected benefit obligations:
Accumulated benefit obligations:
  Vested           8,527      8,764       9,846        3,148    2,040    3,108
  Nonvested                                                0        0        7
Provision for future salary
  increases                                              837      852      799
Total projected benefit
  obligations      8,527      8,764       9,846        3,985    2,892    3,914

Excess (deficit) of plan assets over
  projected benefit
  obligations        634        139         220       (3,985)  (2,892)  (3,914)
Unrecognized net loss
  (gain)             871      1,200       1,960         (101)      81     (239)
Unrecognized prior
  service cost                                           381      450      602
Unrecognized net transition
  obligation         641        769       1,077          981      710      899
Additional minimum
  liability                                             (923)    (445)    (524)
Prepaid (accrued)
  pension cost  $  2,146    $ 2,108    $  3,257      $(3,647) $(2,096) $(3,176)


      The weighted-average discount rate for all three plans is 8.25%, 7.75% and 8.5% for 1997, 1996, and 1995, respectively. The rate of increase in compensation levels for the Executive Supplemental Pension Plan and Management Retirement Plan is 4% for 1997, 1996 and 1995. The expected long-term rate of return on Plan assets for the Retirement Plan is 10% for all three years.


6.   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

      The Company provides certain health care benefits and life insurance benefits to eligible retirees. Effective June 7, 1992, the Company amended the plan to fix the Company's current and future contribution levels to the Benefit Plan at the rates in place at that time. Increases in health care benefits above such rates are borne by the participants. Measurement of the accumulated postretirement benefit obligation was based on an assumed 8.25% discount rate for fiscal 1997, 7.75% for fiscal 1996 and 8.5% for fiscal 1995. Benefits are funded as medical claims and life insurance premiums are incurred. Retirees become eligible for retirement benefits if they have met certain service and minimum age requirements at date of retirement. The Company accrues expenses related to postretirement health care and life insurance benefits during the years an employee provides services.
      The actuarial present value of accumulated postretirement benefit obligations and the amounts recognized in the Company's balance sheets are as follows:

                                                (In thousands)
                                               May 31,   June 1,
                                                1997      1996

Retirees                                      $ 1,867   $ 2,035
Fully eligible active plan participants           458       444
Other active plan participants                    260       261

Accumulated postretirement benefit obligation   2,585     2,740
Unrecognized net loss                            (660)     (848)
Unrecognized prior service cost                   251       284

Accrued postretirement benefit cost           $ 2,176   $ 2,176

     The postretirement benefit cost is as follows:

                                             (In thousands)
                                        May 31,  June 1,  June 3,
                                         1997     1996     1995

Service cost                             $   8    $   9    $  22
Interest cost                              203      223      307
Amortization of unrecognized net loss       60       40       95
Postretirement benefit cost              $ 271    $ 272    $ 424


7.  EMPLOYEE STOCK INCENTIVE PLANS

     The Company's 1996 Stock Incentive Plan provides for a committee appointed by the Board and authorizes the committee the discretion to grant a variety of equity-based awards to eligible persons. The plan has 595,000 shares of common stock authorized for issuance. Options granted have a five-year term and become fully vested and exercisable either two or three years from the grant date. The 1996 Non-Executive Stock Incentive Plan has 1,985,000 shares authorized for the issuance of stock to non-executive management personnel. Criteria for granting options and vesting schedules are identical to those of the 1996 Stock Incentive Plan.
     The Stock Incentive and Deferred Compensation Plan for Directors has 85,000 shares authorized for issue. The Plan requires that directors use 60% of their retainer to purchase shares of Company stock if they have not attained a specified level of ownership. Participants receive 15% of the purchased amount as bonus shares and a non-qualified stock option equal to three times the total shares received. All options are fully vested and exercisable after six months and have a term of five years from the grant date.
      Under the terms of the Distribution, employees of the Company who were holders of MRI stock options received adjusted, substitute options which, in the aggregate, preserved the economic value as well as the material terms, such as option period, vesting provisions and payment terms, the optionee had in the original MRI options prior to the Distribution. Vested and non-vested MRI options were adjusted by granting new option rights to acquire Ruby Tuesday, Inc. and Morrison Health Care, Inc. stock in addition to Company stock.
     The Company applies APB 25 and related interpretations in accounting for its employee stock options. In contrast to the intrinsic value based method employed by APB 25, Statement of Financial Accounting Standards No. 123 (FAS 123) "Accounting for Stock-Based Compensation," utilizes a fair value based method. FAS 123 requires the use of option valuation models developed for estimating the fair value of traded options which are fully transferable and have no vesting restrictions. Option valuation models also utilize highly subjective assumptions such as expected stock price volatility. Changes in the assumptions can materially impact the fair value estimate and, in Management's opinion, do not necessarily provide a reliable single measure of the fair value of its employee stock options. Adoption of the cost recognition requirements of FAS 123 is optional; however, the required pro forma disclosures as if the Standard was adopted in 1996 are presented on the following page.
     All stock options are awarded at the prevailing market value on the date of grant; therefore, under the intrinsic value method employed by APB 25, no compensation expense is recognized. For purposes of FAS 123 disclosure, the estimated fair value of the options is expensed over the vesting period of the options. Fair value was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996, respectively: (i) risk-free interest rates of 6.24% and 5.64%, (ii) dividend yield of 7.3% and 4.6%, (iii) stock price volatility factor of .27 and .23, and
(iv) expected option life of 4.3 years. Options replacing those originally granted prior to the Distribution were valued as of the original date of grant. If the Company had adopted FAS 123 in accounting for stock options granted in fiscal years 1997 and 1996, its net income and earnings per share would approximate the pro forma amounts below (in thousands except for per share data):

                                   1997                      1996
                          As Reported   Pro Forma   As Reported   ProForma

Net Income (Loss).........   $ 2,732     $ 2,567     $ (9,894)     $ (9,951)

Earnings per Share........   $  0.30     $  0.28     $  (1.10)     $  (1.11)

     The effects of applying FAS 123 in this pro forma disclosure may not be indicative of future results. FAS 123 does not apply to awards made prior to 1996 and additional awards in future years are anticipated.

     The following table summarizes the activity in options under all plans as of May 31, 1997 and June 1, 1996 (in thousands):

                                             1997                1996
                                                Wtd. Avg.            Wtd.Avg.
                                                Exercise             Exercise
                                       Shares   Price      Shares    Price

Outstanding at beginning of year       1,875   $ 6.69          0
Replacement options granted                0               1,114     5.78
Granted                                   44     5.15        846     7.75
Exercised                               (111)    3.26        (65)    4.29
Forfeited                               (330)    7.73        (20)    9.18

Balance at end of year                 1,478     6.68       1,875    6.69

Exercisable  at  end  of  year           796     5.92         778    5.46

Shares available for future grant      1,187                  751

Weighted average fair value of options
  granted during the year                       $0.74               $1.27

      Information regarding stock options outstanding at the end of the current fiscal year are summarized in the following table
(in thousands):

                  Options Outstanding                     Options Exercisable
                                Weighted
                                Average       Weighted                Weighted
 Range of          Options      Remaining     Average    Options      Average
 Exercise          Outstanding  Contractual   Exercise   Exercisable  Exercise
 Prices            at 5/31/97   Life in Yrs.  Price      at 5/31/97   Price
$3.34 to $5.41         566        2.3         $4.86         538        $4.87
$5.41 to $7.38         146        4.4         $6.07          60        $5.79
$7.75 to $7.75         523        3.9         $7.75           3        $7.75
$8.10 to $11.75        243        1.8         $8.96         195        $8.85

$3.34 to $11.75      1,478        2.9         $6.68         796        $5.92

    The Company's Stock Incentive and Deferred Compensation Plan for directors also provides for a restricted stock award of 5,000 shares to newly elected directors. Unvested shares are restricted as to disposition and are subject to forfeiture if the participant ceases to be a member of the Board of Directors. The participant is entitled to full dividends and voting rights with respect to the entire award. Shares vest incrementally over a three year period, but become fully vested on account of death, disability, or retirement. Upon issuance, unearned compensation is recorded and then expensed ratably over the vesting period. One such award was made during fiscal 1996. The Company recognized compensation expense of $13,000 in fiscal 1997 and $3,000 in fiscal 1996 related to the restricted shares.
   In June 1997, the Compensation Committee approved a resolution to replace 282,000 outstanding options granted to non-executive employees immediately after the Distribution at a price of $7.75 per share with new options priced at $4.75 per share which was the market value of the Company's stock on the date of re-grant. The Company believes that the new options provide employees with a greater incentive to increase their ownership in the Company.


8. Preferred Stock

      Under its Certificate of Incorporation, the Company is authorized to issue preferred stock with a par value of $0.01 in an amount not to exceed 250,000 shares which may be divided into and issued in designated series, with dividend rates, rights of conversion, redemption, liquidation prices and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of May 31, 1997. The Board of Directors has designated 50,000 of such shares as Series A Junior Participating Preferred Stock and has issued rights to acquire such shares, upon certain events, with an exercise price of $50.00 per one one-thousandth of a share, subject to adjustment. The rights expire on March 1, 2006, and may be redeemed prior to ten days after the acquisition of 20% or more of the Company's common stock.


9. COMMITMENTS AND CONTINGENCIES

      At May 31, 1997, the Company was contingently liable for approximately $4.9 million in letters of credit and $4.1 million for an indemnity agreement bond, issued primarily in connection with its workers' compensation and casualty insurance programs.
      The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of its business. In the opinion of Management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect on the Company's operations or financial position.


10.  Loss on Impairment of Assets

      In conjunction with the adoption of FAS 121 in the third quarter of fiscal 1996, the Company recorded a loss on the impairment of assets of $13.8 million. This charge was composed of the following: a $6.8 million asset write-off of 15 quick service restaurants and seven traditional cafeterias which were approved for closure within one year by the Board of Directors; a $5.1 million asset write-down of impaired units which will continue to be operated, $1.5 million of which was due solely to the adoption of FAS 121; and a $1.9 million asset write-down of previously closed locations.
     The $6.8 million charge was composed of the expected loss on the disposal of long-lived assets of units selected for closure, net of an assumed salvage value of $0.8 million. As of May 31, 1997, the Company had closed all seven of the traditional cafeterias and 14 of the quick service restaurants which were selected for closure, at a net loss on disposal of $6.6 million. The remaining quick service restaurant is expected to be closed in fiscal 1999 when the Company exercises its right to early termination under the terms of the lease. Management anticipates that the remaining allowance will be adequate to record the ultimate loss expected on the disposal of the unit's assets.
      All operating units not recommended for closure were reviewed for impairment. Such review consisted of an analysis of each unit's cash flows and profit trends over the past year. If such review indicated impairment, Management estimated the undiscounted future net cash flows to be generated by these units and determined that certain of them would be unlikely to generate net cash flows in excess of carrying value. Management then estimated the fair value of those units using discounted net cash flow as a measure of fair value, which resulted in a write-down in fiscal 1996 of $5.1 million, $1.5 million of which was due to the effect of the discounting of cash flows as prescribed by FAS 121.
     In addition to those units selected for closure and impaired operating units, the Company recorded a charge of $1.9 million in fiscal 1996 for the write-down of long-lived assets of previously closed units. This charge was based on Management's estimate of the eventual loss that would be incurred on the ultimate disposal of these properties. As of May 31, 1997, the Company had disposed of two of these properties at a net loss on disposal of $0.9 million. Management anticipates that the allowance provided is adequate for the remaining properties. The Company continues to systematically analyze its units for signs of impairment, and will record a loss on impairment when impairment is indicated. No impairment was recorded in fiscal 1997 based on Management's analysis.


11.  Restructure Costs

      In fiscal 1996, the Company recorded restructure costs of $8.3 million relating to the settlement of lease obligations of units selected for closure and costs associated with the Distribution. In addition to the write-off of the 22 units selected for closure by the Board of Directors as described in
Note 10, the Company accrued charges of $6.1 million in fiscal 1996 for settlement of the related lease obligations. As of May 31, 1997, the Company had negotiated lease settlements on 15 of its closed units at a net cost of $2.3 million, subleased two properties, and paid $3.3 million in rent and related payments on closed properties. In addition to the lease obligations of its closed units, the Company recorded charges of $0.3 million in fiscal 1996 for severance payments of personnel employed at the closed units. Management anticipates that the remaining accrual of $0.8 million is adequate to settle the remaining five leases.
      The Company recorded $2.0 million in 1996 in other charges incurred as a result of the Distribution. These charges consisted of $1.8 million in estimated professional and other fees such as stock exchange listing fees, and $0.2 million of miscellaneous other asset write-offs. As of May 31, 1997, the Company had incurred $1.7 million in professional fees associated with the Distribution, and had written off $0.3 million of miscellaneous assets. The Company does not anticipate any additional costs related to the Distribution.


12.  PRO FORMA FINANCIAL INFORMATION (unaudited)

The following Unaudited Pro Forma Statements of Operations were prepared to illustrate certain estimated effects of the Distribution and related transactions. These statements include adjustments for the effects of additional payroll and related costs; other operating expenses; selling, general and administrative expenses; and depreciation which might have occurred had the Distribution been effected as of the dates indicated, as well as the estimated tax benefit associated with these adjustments. The Pro Forma Statements of Operations for the years ended June 1, 1996 and June 3, 1995, are prepared assuming the distribution had occurred as of June 1, 1996 and June 3, 1995, respectively. Such pro forma information may not necessarily be indicative of the results that would actually have occurred had the transactions occurred on the dates indicated or of the results that may occur in the future. The Unaudited Pro Forma Statements of Operations should be read in conjunction with the historical financial statements, including the notes thereto, and other financial data of the Company included elsewhere herein.

MORRISON FRESH COOKING, INC.
PRO FORMA - STATEMENTS OF OPERATIONS (unaudited)
(In thousands except per-share data

                                                For the Fiscal Year Ended
                                                  June 1,        June 3,
                                                   1996           1995

Net Sales                                      $ 267,638      $ 294,587

Operating Costs and Expenses:
  Cost of merchandise                             75,458         78,987
  Payroll and related costs                      101,967        105,947
  Other operating costs                           56,364         60,960
  Selling, general and administrative             18,416         20,642
  Depreciation and                                10,091         10,299

                                                 262,296        276,835
Operating Income Before Loss on Impairment of Assets
  and Restructure Costs                            5,342         17,752

  Loss on impairment of assets                    13,789
  Restructure costs                                8,290

Operating Income (Loss)                          (16,737)        17,752

  Interest expense (income), net                      51           (301)

Income (Loss) Before Income Taxes                (16,788)        18,053

Provision for (Benefit from) Income Taxes         (6,165)         7,307

Net Income (Loss)                              $ (10,623)     $  10,746

Earnings (Loss) Per Common and
  Common Equivalent Share                      $   (1.19)     $    1.20

Weighted Average Common and
  Common Equivalent Shares                         8,954          8,981



13. SUPPLEMENTAL QUARTERLY FINANCIAL DATA (unaudited)

     Quarterly financial results for the years ended May 31, 1997 and June 1, 1996 are summarized below. All quarters are composed of 13 weeks.

In thousands (excpet per-share data)

                              FIRST    SECOND      THIRD      FOURTH
                             QUARTER   QUARTER    QUARTER   QUARTER(1)   TOTAL
For The Year Ended May 31, 1997:

Net Sales                   $ 63,246  $ 62,889   $ 61,921   $ 61,581  $249,637
Gross Profit*               $  8,372  $  7,844   $  7,554   $  8,308  $ 32,078
Income Before Income Taxes  $  1,262  $  1,103   $  1,109   $    875  $  4,349
Provision for Income Taxes       467       413        408        329     1,617
Net Income                  $    795  $    690   $    701   $    546  $  2,732

Earnings Per Common and
  Common Equivalent Share   $   0.09  $   0.08   $   0.08   $   0.06  $   0.30

                              FIRST    SECOND      THIRD      FOURTH
                             QUARTER   QUARTER    QUARTER     QUARTER    TOTAL
For The Year Ended June 1, 1996:

Net Sales                   $ 70,129  $ 67,889   $ 65,260   $ 64,360  $267,638
Gross Profit*               $  9,726  $  8,503   $  8,774   $ 7,275   $ 34,278
Income (Loss) Before Income
  Taxes                     $  2,881  $  1,387   $(21,057)  $ 1,201   $(15,588)
Provision for (Benefit from)
  Income Taxes                 1,216       545     (7,935)      480     (5,694)
Net Income (Loss)           $  1,665  $    842   $(13,122)  $   721   $ (9,894)

Earnings (Loss) Per Common and
  Common Equivalent Share   $   0.19  $   0.10   $  (1.49)  $  0.08   $  (1.10)

(1) Fourth quarter 1997 results include $0.3 million expense for severance costs ($0.02 per share, net of taxes), offset by favorable adjustments of $0.6 million for medical insurance expense ($0.04 per share, net of taxes) and $0.7 million for workers' compensation and general liability insurance expense ($0.05 per share, net of taxes) due to favorable claims experience during 1997.

* The Company defines gross profit as revenues less cost of merchandise, payroll and related costs, and other operating costs.

Due to weighted average share calculations, quarterly earnings per share amounts may not sum to the fiscal year amount.


Morrison Fresh Cooking, Inc. common stock is publicly traded on the New York Stock Exchange under the ticker symbol MFC. The following table sets forth the reported high and low prices for the fiscal year ended May 31, 1997, and the fiscal year ended June 1, 1996, commencing with the first trading date following the Distribution.


      For the 52 weeks ended May 31, 1997
                              Per Share
                              Cash
Quarter     High      Low     Dividend
First     $ 7.38    $ 4.25    $ 0.09
Second    $ 5.88    $ 4.63    $ 0.09
Third     $ 5.38    $ 4.50    $ 0.09
Fourth    $ 5.38    $ 4.50    $ 0.09


For the 12 weeks ended June 1, 1996
                              Per Share
                              Cash
Quarter     High      Low     Dividend
Fourth    $ 9.00    $ 5.50    $ 0.09


In June 1997 the Company's Board of Directors declared a quarterly dividend of $0.09 per share payable July 31, 1997 to 5,884 shareholders of record on July 11, 1997.



                REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Morrison Fresh Cooking, Inc.

      We have audited the accompanying balance sheets of Morrison Fresh Cooking, Inc. as of May 31, 1997 and June 1, 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morrison Fresh Cooking, Inc. at May 31, 1997 and June 1, 1996, and the results of its operations and its cash flows for each of the three fiscal years in the period ended May 31, 1997, in conformity with generally accepted accounting principles.
      As discussed in Note 10 to the financial statements, in fiscal year 1996, Morrison Fresh Cooking, Inc. changed its method of accounting relative to impairment of long-lived assets.



                                   /s/ Ernst &Young LLP



Atlanta, Georgia
June 20, 1997